Exhibit (a)(3)

Form of email to be sent to eligible U.S. employees upon commencement of the offer from Human Resources
Department of Luxottica Group S.p.A.

Dear Employee,

Further to Andrea Guerra’s email of today in connection with the stock option reassignment program, attached are electronic copies of the offer documents.

The stock option reassignment program is being made under the terms and subject to the conditions of the Offer to Reassign Share Options (the “Offer to Reassign”) and the related election form and notice of withdrawal form, all of which are attached to this email.  You may request hard copies of the attached offer documents by contacting Tom Larson by telephone at (513) 765-6915 between the hours of 9:00 a.m. and 5:00 p.m., Eastern Daylight Time, or by email at tlarson@luxotticaRetail.com.

You should read all of these documents carefully before you decide whether to participate in the offer. Participation is completely voluntary. Participating in the offer involves risks that are discussed or referred to in the Offer to Reassign. We recommend that you speak with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the stock option reassignment program. If you choose not to participate, you will retain your current options under their current terms and conditions.

To participate in the stock option reassignment program, you must properly complete and sign the election form and return it before the offer expires at 11:59 p.m., Eastern Daylight Time, on June 12, 2009, unless such time or date is modified hereafter in accordance with the terms of the offer, to Tom Larson by fax at (513) 492-6915 or by email at tlarson@luxotticaRetail.com.  Your election form must be received by the Company before the offer expires.  If we have not received your properly completed and signed election form before the offer expires, you will have rejected this offer and you will keep your current options.

Thank you.